Exhibit 99.1

Aptorum Group Limited Announces Pricing of $3.0 Million Registered Direct Offering

NEW YORK, January 2, 2025 -- (BUSINESS WIRE) -- Aptorum Group Limited (NASDAQ: APM) (“Aptorum Group” or the “Company”), a clinical stage biopharmaceutical company dedicated to meeting unmet medical needs in oncology, autoimmune and infectious diseases, today announced that it has entered into a securities purchase agreement with several institutional investors to purchase 1,535,000 Class A Ordinary Shares (the “Ordinary Shares”) in a registered direct offering. The ordinary shares are being sold at an offering price of $2.00 per share.

The gross proceeds to the Company from the registered direct offering are estimated to be approximately $3.0 million before deducting the placement agent’s fees and other estimated offering expenses payable by the Company. The offering is expected to close on or about January 3, 2025, subject to the satisfaction of customary closing conditions.

Maxim Group LLC is acting as the sole placement agent in connection with the offering.

The Ordinary Shares are being offered pursuant to a shelf registration statement on Form F-3 (File No. 333-268873), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on January 19, 2023. The offering will be made only by means of a prospectus supplement that forms a part of such registration statement.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. A prospectus supplement relating to the ordinary shares will be filed by the Company with the SEC. When available, copies of the prospectus supplement relating to the registered direct offering, together with the accompanying prospectus, can be obtained at the SEC’s website at www.sec.gov or from Maxim Group LLC, 300 Park Avenue, New York, NY 10022, Attention: Syndicate Department, or via email at syndicate@maximgrp.com or telephone at (212) 895-3500.

About Aptorum Group Limited

Aptorum Group Limited (Nasdaq: APM) is a clinical stage biopharmaceutical company dedicated to the discovery, development and commercialization of therapeutic assets to treat diseases with unmet medical needs, particularly in oncology (including orphan oncology indications) and infectious diseases. The pipeline of Aptorum is also enriched through the co-development of PathsDx Test, a novel molecular-based rapid pathogen identification and detection diagnostics technology, with Accelerate Technologies Pte Ltd, commercialization arm of the Singapore’s Agency for Science, Technology and Research.

Forward-Looking Statements:

This press release does not constitute an offer to sell or a solicitation of offers to buy any securities of Aptorum Group.

This press release includes statements concerning Aptorum Group Limited and its future expectations, plans and prospects that constitute “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these terms or other similar expressions. Aptorum Group has based these forward-looking statements largely on its current expectations and projections about future events and trends that it believes may affect its business, financial condition and results of operations.

These forward-looking statements speak only as of the date of this press release and are subject to a number of risks, uncertainties and assumptions including, without limitation, risks related to its announced management and organizational changes, the continued service and availability of key personnel, its ability to expand its product assortments by offering additional products for additional consumer segments, development results, the company’s anticipated growth strategies, anticipated trends and challenges in its business, and its expectations regarding, and the stability of, its supply chain, and the risks more fully described in Aptorum Group’s Form 20-F and other filings that Aptorum Group may make with the SEC in the future. As a result, the projections included in such forward-looking statements are subject to change and actual results may differ materially from those described herein.

Aptorum Group assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

This press release is provided “as is” without any representation or warranty of any kind.

Contact:

Aptorum Group Limited
Investor Relations Department
investor.relations@aptorumgroup.com
+44 20 80929299